OnePOWER SYSTEMS LTD.
                                 Ain El-Mraisseh
                    73 Bliss Street, Qoreitem Bldg, 3rd floor
                                 Beirut-Lebanon
                            Telephone: 1-866-906-7983

April 15, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Scott Anderegg

Dear Sirs:

Re: Amendment No. 1 to Registration Statement on Form S-1
    Filed March 8, 2013 File No. 333-185176

We have received your letter dated April 2, 2013 containing comments on amendment number one filing of our S-1 registration statement. We respond to those comments as follows:

General

1. WE NOTE YOUR RESPONSE TO COMMENT 2 IN OUR LETTER DATED DECEMBER 27, 2012, IN WHICH YOU STATE THAT YOU ARE NOT A BLANK CHECK COMPANY BECAUSE YOUR "SPECIFIC PLAN AND PURPOSE" IS THE "DEVELOPMENT, PRODUCTION, WHOLESALE DISTRIBUTION, AND RETAIL SALES OF QUALITY NATURAL SKIN AND BODY CARE PRODUCTS, FITNESS APPAREL, AND RELATED ACCESSORIES." HOWEVER, YOUR REGISTRATION STATEMENT SUGGESTS THAT YOU ARE PURSUING A DIFFERENT LINE OF BUSINESS. ACCORDINGLY, WE REISSUE THAT COMMENT.

     The Company is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies

     We were incorporated for the purpose of commencing operations in the electronic bill delivery and payment system business. Contrary to the "blank check" company definition, we have a very specific business plan as outlined in our plan of operations:

          1.   Develop a prototype version of the OP System;
          2.   Identify and establish a relationship with a utility company that can assist in the final stage of development of the OP System.
          3.   develop its website and market the OP System to utility companies
          4. rollout the OP System to targeted utility companies and sign up of five utility companies.
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2.   WE NOTE YOUR RESPONSE TO COMMENT 3 IN OUR LETTER DATED DECEMBER 27, 2012.
     HOWEVER, WE CONTINUE TO SEE DISCLOSURES THAT INDICATE THE EXISTENCE OF YOUR PRODUCT AND CERTAINTY OF ITS EXECUTION, OR THAT INDICATE THAT YOU HAVE OPERATIONS. FOR EXAMPLE, ON PAGE 22 YOU STATE THAT "...THE OPP SYSTEM IS DESIGNED TO ...," ON PAGE 24 YOU STATE THAT "A NUMBER OF COMPANIES COMPETE WITH US," AND ON PAGE 29 YOU STATE THAT YOU "WILL PROVIDE UTILITY
     COMPANIES...." THESE ARE ONLY EXAMPLES; PLEASE REVIEW YOUR DISCLOSURE AND
     REVISE OR OMIT THESE KINDS OF STATEMENTS TO REFLECT THAT YOU DO NOT HAVE OPERATIONS OR PRODUCTS.

     We have revised our filing to remove any statements that indicate the existence of our product and the certainty of its execution.

Prospectus Summary, page 3

3. WE NOTE YOUR RESPONSE TO COMMENT 5 IN OUR LETTER DATED DECEMBER 27, 2012, HOWEVER IT DOES NOT APPEAR THAT YOU REVISED YOUR DISCLOSURE AS REQUESTED. PLEASE REVISE YOUR DISCLOSURE IN THE PROSPECTUS SUMMARY, BUSINESS AND MANAGEMENT'S DISCUSSION AND ANALYSIS SECTIONS, AND ELSEWHERE AS APPROPRIATE, TO CLARIFY THAT YOUR OPERATIONS WILL BE IN LEBANON AND THAT YOU PLAN TO SERVICE MIDDLE EASTERN UTILITY COMPANIES AND THEIR CUSTOMERS.

     We have revised our disclosure throughout our filing to clarify that our operations are located in Lebanon and that we intend to service Middle Eastern utility companies and their customers.

Summary Financial Information, page 4

4. PLEASE REVISE THE DESCRIPTION OF THE FINANCIAL STATEMENTS IN THE SUMMARY FINANCIAL INFORMATION PARAGRAPH ON PAGE FOUR TO MATCH THE DESCRIPTION OF THE FINANCIAL DATA PRESENTED IN THE TABLES ON THE SAME PAGE.

     We have revised the description of the financial statements in the summary financial information paragraph on page four to match the description of the financial data presented in the tables on page four.

Risk Factors, page 5

5. WE NOTE YOUR RESPONSE TO COMMENT 6 IN OUR LETTER DATED DECEMBER 27, 2012. PLEASE TELL US WHETHER YOUR RESPONSE IS INTENDED TO MEAN THAT YOU DO NOT BELIEVE A DISCUSSION OF THE RISKS STEMMING FROM EXCHANGE RATE FLUCTUATIONS AND/OR TRADE REGULATIONS IS APPROPRIATE AND WHY.

     We have revised our disclosure to include an additional risk factor #23 on page 10 of our filing to read:

     23. OUR TRANSACTIONS WILL BE CONDUCTED IN FOREIGN CURRENCIES THAT MAY EXPOSE US TO FOREIGN CURRENCY EXCHANGE RISK AND HAVE AN ADVERSE EFFECT ON OUR EARNINGS.

          Our principal customers will be Middle Eastern utility companies located in Middle Eastern countries. Due to the location of our customers and the fact that each country has its own sovereign currency this may very well expose us to uncontrollable foreign currency risks that may have an adverse effect on our potential profitability when expressed in US dollar terms.

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
Description of Business, page 19

6. WE NOTE YOUR RESPONSE TO COMMENT 16 IN OUR LETTER DATED DECEMBER 27, 2012 AND REISSUE THAT COMMENT IN PART. PLEASE REVISE TO EXPLAIN HOW YOU WILL GENERATE REVENUES. FOR EXAMPLE, YOU SHOULD INDICATE WHETHER YOU WILL CHARGE THE UTILITY OR CUSTOMERS, WHETHER YOU WILL CHARGE ON A PER TRANSACTION BASIS OR CHARGE A PERIODIC SUBSCRIPTION FEE (AND, IF THAT LATTER, WHETHER THE FEE WILL BE MONTHLY, YEARLY OR OTHERWISE), AND HOW MUCH YOU WILL CHARGE FOR YOUR SERVICES. PLEASE PROVIDE ENOUGH DETAILS SO THAT INVESTORS CAN EVALUATE YOUR BUSINESS PLAN.

     We have revised our disclosure to include details of how OnePower intends to generate revenues on page 20 of our filing.

Plan of Operations, page 19

7. WE NOTE AN APPARENT EDITORIAL NOTE THAT WAS ACCIDENTLY LEFT IN THE FILING TO INCLUDE A GRAPH OF HOW THE OP SYSTEM WORKS. PLEASE INCLUDE THE GRAPH.

     We refer to Rule 304, paragraph (a) of Regulation S-T which states;

     RULE 304 -- GRAPHIC, IMAGE, AUDIO AND VIDEO MATERIAL

     If a filer includes graphic, image, audio or video material in a document delivered to investors and others that is not reproduced in an electronic filing, the electronically filed version of that document must include a fair and accurate narrative description, tabular representation or transcript of the omitted material. Such descriptions, representations or transcripts may be included in the text of the electronic filing at the point where the graphic, image, audio or video material is presented in the delivered version, OR THEY MAY BE LISTED IN AN APPENDIX TO THE ELECTRONIC FILING. Immaterial differences between the delivered and electronically filed versions, such as pagination, color, type size or style, or corporate logo need not be described.

     Our filer included the graphic in amendment #1 as item 5 in our filing detail, and has again included the graphic in amendment #2 in compliance with Rule 304, paragraph (a) of Regulation S-T

Competitive Advantages, page 23

8. WE NOTE YOUR RESPONSE TO COMMENT 21 IN OUR LETTER DATED DECEMBER 27, 2012. PLEASE REVISE YOUR DISCLOSURE WITH THE EXPLANATION YOU PROVIDED IN YOUR WRITTEN RESPONSE TO THIS COMMENT.

     We have revised our filing and included the following explanation under Competitive Advantages on page 24 to read:

     The push approach to OnePower's EBPP, based on email, will allow the customer to deliver their utility bills directly to the end-user customer's smart phone and tablet devices immediately.

Dependence on Customers, page 24

9. WE NOTE YOUR RESPONSE TO COMMENT 26 IN OUR LETTER DATED DECEMBER 27, 2012. HOWEVER, IT DOES NOT APPEAR THAT YOU HAVE MADE THE REVISIONS INDICATED IN YOUR RESPONSE. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY.

         We have revised DEPENDENCE ON CUSTOMERS on page 24 to read:

         Currently OnePower Systems does not have any customers.

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
Market for Common Equity and Related Stockholder Matters, page 27

10. WE NOTE YOUR RESPONSE TO COMMENT 27 IN OUR LETTER DATED DECEMBER 27, 2012. HOWEVER, IT DOES NOT APPEAR THAT YOU HAVE MADE THE REVISIONS INDICATED IN YOUR RESPONSE. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY.

     We have revised the first paragraph on page 26 under the heading MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS to read:

     There is presently no public market for OnePower's common stock. OnePower anticipates applying for trading of its common stock on the Over-the-Counter Bulletin Board (the "OTC BULLETIN BOARD") upon the effectiveness of the registration statement of which this prospectus forms a part. However, a market maker must file an application on OnePowers behalf under Rule 15C211 in order to make a market in our common stock, there is no guarantee that a market maker will agree to file such an application, there is no guarantee that such an application will be accepted and therefore, OnePower can provide no assurance that its shares will be quoted on the OTC Bulletin Board or, if traded, that a public market will materialize.

Executive Compensation, page 33

11. PLEASE UPDATE THIS SECTION TO INCLUDE INFORMATION FOR THE MOST RECENTLY COMPLETED FISCAL YEAR. REFER TO ITEM 402 OF REGULATION S-K.

     We have revised our filing to include information for the most recently completed fiscal year in the Executive Compensation section on page 33.

Security Ownership of Certain Beneficial Owners and Management, page 34

12. PLEASE INCLUDE IN THE TABLE THE SHARES OF COMMON STOCK UNDERLYING THE CONVERTIBLE NOTE ISSUED TO MS. HAMDAN, AS IT APPEARS THAT THE NOTE IS IMMEDIATELY CONVERTIBLE. REFER TO ITEM 403 OF REGULATION S-K AND EXCHANGE ACT RULE 13D-3.

     We have revised our filing to include in the table on page 34 the convertible note and the underlying common shares which the note is convertible into.

Transactions with Related Persons, page 34

13. PLEASE REVISE THIS SECTION TO INCLUDE THE ISSUANCE TO MS. HAMDAN OF THE CONVERTIBLE NOTE.

     We have revised our filing to include in the section TRANSACTIONS WITH RELATED PERSONS to read:

     CONVERTIBLE NOTE

     On November 9, 2012, OnePower issued a promissory note for $10,000 dollars, payable on demand and convertible into 181,818 common shares to its President, Soha Hamdan.

14. WE NOTE YOUR RESPONSE TO COMMENT 28 IN OUR LETTER DATED DECEMBER 27, 2012. AS PREVIOUSLY REQUESTED, PLEASE REVISE YOUR DISCLOSURE THAT MS. HAMDAN "HAS NOT RECEIVED ANYTHING OF VALUE FORM ONEPOWER" GIVEN THAT SHE HAS RECEIVED SHARES OF COMPANY STOCK.

     We have not removed the statement that Ms. Hamdan "has not received anything of value from OnePower" based on our position that the disclosure in this section is suppose to deal with the promoters of the company and any compensation they received as promoters of the company. The company's initial statement is correct. Ms. Hamdan has not received anything of value.

     We have revised our filing to add the statement that Ms. Hamdan is the beneficial owner of 2,000,000 common shares that she acquired through a share subscription and a promissory note that can be converted into a further 181,818 common shares of OnePower that she received for a loan she made to the company.

Report of Independent Registered Public Accounting Firm, page F-2

15. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT 29 AND CONTINUE TO NOTE THAT THE AUDIT REPORT DOES NOT REFERENCE EACH PERIOD FOR WHICH AUDITED FINANCIAL STATEMENTS ARE REQUIRED. IN THIS REGARD, THE AUDIT REPORT MUST SPECIFICALLY IDENTIFY EACH AUDITED PERIOD SEPARATELY, AS WELL AS THE CUMULATIVE INCEPTION TO DATE PERIOD. AS PREVIOUSLY REQUESTED, PLEASE HAVE YOUR AUDITOR REVISE ITS REPORT AND INCLUDED IN YOUR PROSPECTUS. REFER TO RULE 2-02(C) OF REGULATION S-X.

     We have had our auditor revise their report to reference each period for which audited financial statements are required and included the auditor report in our filing.

I trust the above to be satisfactory. If you have any questions or require anything further please feel free to contact us via e-mail at info@onepowersystems.com or by phone at 1-866-906-7983.

Yours truly,


/s/ Soha Hamdan
--------------------------------
OnePower Systems Ltd.
Soha Hamdan, President

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